Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado  80203

June 23, 2008

U.S. Securities and Exchange Commission

Mail Stop 0-7, Filer Support

6432 General Green Way

Alexandria, VA  22312

Re:      Westcore Trust (“Trust”)

            File Nos.  002-75677; 811-03373

            Form N-1A POST-EFFECTIVE AMENDMENT NO.  67 (1933 Act)

To the U.S. Securities and Exchange Commission:

An electronic (“EDGAR”) filing is hereby made under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Westcore Trust, an open-end management investment company (the “Registrant”). This filing includes Post-Effective Amendment No. 67 to the Registrant’s 1933 Act Registration Statement on Form N-1A and Amendment No. 68 to the Registrant’s 1940 Act Registration Statement (“PEA 67”).

PEA 67 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 64 (“PEA 64”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2008 on Form N-1A and is expected to be effective June 23, 2008.  PEA 67 (i) reflects changes to PEA 64 made in response to oral comments provided by the Staff of the SEC (the “Staff” or “Commission”) on June 3, 2008 and June 11, 2008, (ii) completes certain other information not previously included in PEA 64, and (iii) includes required exhibits not previously included in PEA 64.

PEA 67 includes a prospectus (“Prospectus”) and statement of additional information (“SAI”) for the Westcore Micro-Cap Opportunity Fund (the “Fund”), a series of the Registrant that will have a retail share class.  There are no disclosures within PEA 67 which would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.  Pursuant to the requirements of the 1933 Act and the 1940 Act, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act.

Please address any comments or questions to my paralegal Alex Marks at 303-623-2577.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary to the Westcore Trust

cc:   Larry Greene, U.S. Securities and Exchange Commission

        Peter H. Schwartz, Esq., Davis Graham & Stubbs, LLP

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